U.S. CONCRETE, INC.

331 NORTH MAIN STREET

EULESS, TEXAS 76039

June 29, 2017

VIA EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attn:	Terence O’Brien
Tracie Mariner
Tracey McKoy

Re:	U.S. Concrete, Inc.
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 28, 2017
File No. 1-34530

Ladies and Gentlemen:

Set forth below is the response of U.S. Concrete, Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 26, 2017 with respect to the Form 10-K for the fiscal year ended December 31, 2016 filed by the Company with the Commission on February 28, 2017 (the “Form 10-K”).

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2016

Financial Statements

Note 23 – Supplemental Condensed Consolidating Financial Information, page 96

1.	Please tell us your consideration of providing a Condensed Consolidating Statement of Operations and Cash Flows for the year ended December 31, 2014. Refer to Rule 3-10(f)(4) of Regulation S-X for guidance.

Response: The Company considered providing a Condensed Consolidating Statement of Operations and Cash Flows for the year ended December 31, 2014 and determined that such information was not required. The Company’s non-guarantor subsidiaries consist of Heavy Materials, LLC and Spartan Products, LLC, both of which are U.S. Virgin Island

United States Securities and Exchange Commission

June 29, 2017

limited liability companies, and both of which were acquired during the fourth quarter of 2015. As a result, the Company did not have any non-guarantor subsidiaries for any quarterly or annual period prior to December 31, 2015. In addition, U.S. Concrete, Inc. (the parent) did not have any independent assets or operations during 2014, 2015 or 2016. Accordingly, the Company’s Form 10-K only included supplemental condensed consolidating financial information for the years ended December 31, 2016 and 2015.

2.	We note that during 2016 you completed four acquisitions for a total consideration of $141.9 million. If any of these acquired companies are a guarantor subsidiary of your 2024 Notes, please tell us whether you considered Rule 3-10(g)(2) of Regulation S-X in assessing whether financial statements were required to be provided.

If you concluded that financial statements were required pursuant to the above guidance, please tell us whether you have requested a waiver of the obligation to provide financial statements from CF-OCA.

Response: The Company considered Rule 3-10(g)(2) of Regulation S-X in assessing whether financial statements regarding our acquisitions were required to be provided, and determined that such financial statements were not required. As provided in Rule 3-10(g)(1)(ii), with respect to each acquisition, we determined that the net book value or purchase price, whichever was greater, of the acquired subsidiary, was not 20% or more of the aggregate principal amount of our 6.375% Senior Notes due 2024. We also determined that the four acquisitions completed during 2016 were not related.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (817) 835-2646 or Garrett A. DeVries of Akin Gump Strauss Hauer & Feld LLP at (214) 969-2891.

Very truly yours,

/s/ Joseph C. Tusa, Jr.

Joseph C. Tusa, Jr. Senior Vice President and Chief Financial Officer

cc:

Paul M. Jolas, U.S. Concrete, Inc.

Kerry Berchem, Akin Gump Strauss Hauer & Feld LLP

Garrett A. DeVries, Akin Gump Strauss Hauer & Feld LLP